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                                                                     EXHIBIT 2.3



                      IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

In re:                              Chapter 11

ANCHOR GLASS CONTAINER        )     Case Nos. 96-1434
CORPORATION, et al.           )     and 96-1516 (PJW)
                              )     (Jointly Administered)
                  Debtors.    )


             ORDER UNDER 11 U.S.C. SECTIONS 105, 363, AND 365
                 APPROVING (i) ASSET PURCHASE AGREEMENT BETWEEN
                  THE DEBTOR, AND CONSUMERS PACKAGING INC, AND
                    OWENS-BROCKWAY GLASS CONTAINER INC. WHICH
               PROVIDES FOR A SALE OF SUBSTANTIALLY ALL ASSETS OF
               THE DEBTOR FREE AND CLEAR OF CERTAIN LIENS, CLAIMS,
                 INTERESTS AND ENCUMBRANCES, AND (ii) ASSUMPTION
              AND ASSIGNMENT OF CERTAIN RELATED EXECUTORY CONTRACTS



      Upon the motion (the "Motion") of Anchor Glass Container Corporation ("Anchor") dated October 4, 1996, for an order (the "Order") under 11 U.S.C. Sections 105, 363, and 365 authorizing the Debtor to sell, subject to the receipt of higher or better offers ("Competitive Bids"), substantially all of its assets and the assets of its subsidiary, Anchor Recycling Corporation ("Recycling", and collectively with Anchor, the "Debtor"), also a Chapter 11 Debtor before this Court, free and clear of all liens, claims, interests, and encumbrances other than Permitted Liens and Assumed Liabilities to (a) Ball-Foster Glass Container Co., L.L.C. ("Ball-Foster") pursuant to the terms and conditions of an
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Asset Purchase Agreement dated October 4, 1996 between the Debtor and
Ball-Foster (the "Ball-Foster Asset Purchase Agreement"), or (b) that entity or entities making a Competitive Bid that is determined to be the highest and/or best bid, and authorizing the assumption and assignment by the Debtor to the successful purchaser of certain related executory contracts and unexpired leases (the "Executory Contracts"); and

      Upon this Court's order dated October 15, 1996, as amended, scheduling a hearing with respect to the sale of the Purchased Assets, prescribing the form and manner of notice thereof, approving bidding procedures related to the sale (the "Bidding Procedures"), authorizing payment to Ball-Foster of the break-up fee and performance of Section 5.05 of the Ball-Foster Asset Purchase Agreement (the "Scheduling Order"); and

      Due notice of the proposed sale, the Motion, the Order, the Scheduling Order, the Hearing (as defined below), the list of proposed Executory Contracts to be assumed and assigned together with a list of cure costs to be paid in order to assume said Executory Contracts (the "Assumption Notices") having been given to all parties entitled thereto under the Scheduling Order, as evidenced by the affidavits of service and publication previously filed with this Court; and

      A Competitive Bid having been received on December 2, 1996 jointly from Consumers Packaging Inc. ("Consumers") and Owens-Brockway Glass Container Inc. ("Owens") (the "Consumers-Owens Joint Bid") in accordance with the terms of the Scheduling Order,


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seeking to purchase the Purchased Assets(1); and following the auction held pursuant to the Scheduling Order, during which Ball-Foster did not offer to increase its bid, the Debtor, in consultation with the Official Committee of Unsecured Creditors of Anchor (the "Creditors' Committee"), having selected Consumers and Owens (collectively, the "Purchasers"; sometimes referred to individually as a "Purchaser") as the bidder submitting the highest and best offer; and

      The Debtor and the Purchasers having documented the Consumers-Owens Joint Bid in an Asset Purchase Agreement dated December 18, 1996, which is substantially similar to the Ball-Foster Asset Purchase Agreement except as otherwise indicated on the record at the Hearing (the "Consumers-Owens Asset Purchase Agreement") and various related agreements; and

      A hearing having been held before this Court on December 12, 1996 at which hearing the Debtor announced its acceptance of the Consumers-Owens Joint Bid; and a supplemental notice of the key terms of the Consumers-Owens Joint Bid having been sent by telecopy or Federal Express to those parties having filed a notice of appearance in these cases (the "2002 List"), all known bidders for the Debtor's assets, and all parties having filed objections to, or responses or comments on the Motion; and

      Hearings having been held before this Court on December 18, 1996 and December 20, 1996 to approve a sale of the Purchased Assets pursuant to the Consumers-Owens Asset Purchase Agreement

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(1) Unless defined herein, capitalized terms not otherwise defined shall have the meaning ascribed to them in the Consumers-Owens Asset Purchase
    Agreement.


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and to approve the assumption and assignment of certain Executory Contracts to
Consumers or Owens, as applicable (collectively, the "Hearing"), at which time all parties-in-interest were afforded an opportunity to be heard; and the Court having heard testimony and received evidence in support of approval of the sale of the Purchased Assets to Consumers and Owens, as applicable, and the assumption and assignment of the Executory Contracts to Consumers or Owens, as applicable, effective as of the Closing Date;

      NOW, THEREFORE, based upon all of the pleadings previously filed by the Debtor and other interested parties in connection with the sale, the evidence proffered or adduced at the Hearing, memoranda, objections and arguments of counsel in connection with the Hearing; and upon the entire record of the Hearing; and after due deliberation thereon; and good cause appearing therefor;

            IT IS HEREBY FOUND AND DETERMINED THAT:(2)

                  l. This Court has jurisdiction to hear and determine the Motion pursuant to 28 U.S.C. Sections 157 and 1134 and the "Standing Order of Referral of Cases to Bankruptcy Judges" by the District Court for the District of Delaware dated July 23, 1984.

                  2. Venue of these cases in this district is proper pursuant to 28 U.S.C. Section l409(a).

                  3. Determination of the Motion is a core proceeding under 28 U.S.C. Section 157(b)(2)(A) and (N). The statutory predicates for the relief requested herein are sections 105, 363

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(2) Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate. See Bankruptcy Rule 7052.


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and 365 of the United States Bankruptcy Code, 11 U.S.C. Section 101 et seq., as
amended (the "Bankruptcy Code"), and Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules") 2002, 6004, and 6006.

                  4. The Debtor has followed the procedures for notice of the Motion and the Hearing on the sale of the Purchased Assets set forth in the Scheduling Order.

                  5. The Consumers-Owens Joint Bid complies with the Bidding Procedures and the Joint Bid is the highest and best bid received for the Purchased Assets in that it exceeds the amount of the Ball-Foster bid by more than $8.0 million, which was the minimum initial overbid amount established by the Bidding Procedures.

                  6. Proper, timely, adequate and sufficient notice of the Motion, the Hearing and the sale of the Purchased Assets has been provided in accordance with section 102(1) of the Bankruptcy Code and Bankruptcy Rules 2002, 6004, and 6006 and the Scheduling Order, and no other or further notice of the Motion, the Hearing, or of the entry of this Order is required.

                  7. A reasonable opportunity to object or be heard regarding the relief requested in the Motion has been afforded to all interested persons and entities, including (a) all parties who claim interests in or Liens upon the Purchased Assets, (b) all parties to Executory Contracts to be assumed and assigned to Consumers or Owens, as applicable, who have received Assumption Notices from the Debtor, (c) all governmental taxing authorities who have, or as a result of the sale of the Purchased


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Assets may have, claims, contingent or otherwise, against the Debtor, (d) all parties on the 2002 List, (e) all creditors, (f) all interested governmental, pension and environmental entities, and (g) all competitive bidders for the Purchased Assets.

                  8. The Debtor has demonstrated good and sufficient business justification for the sale of the Purchased Assets pursuant to section 363(b) of the Bankruptcy Code outside of a plan of reorganization and for the assumption and assignment of the Executory Contracts, in that, among other things:

                  a. An expeditious sale of the Purchased Assets in accordance with the procedures followed by the Debtor will maximize the value recoverable by creditors from the Debtor's assets, and absent a prompt sale, it is likely that the value of the Purchased Assets would precipitously decline due to deteriorating market conditions, the Debtor's inadequate liquidity for necessary operating and capital expenditures, and uncertainty about the Debtor's ability to preserve its market share;

                  b. Claims against the Debtor's estate will be minimized as a result of the prompt consummation of a sale of the Purchased Assets and the assumption of the Assumed Liabilities and the concomitant assumption and assignment of the Executory Contracts to the Purchasers, as applicable; and

                  c. More employees of the Debtor will retain their jobs and related benefits, and more retirees will retain their pensions and health benefits, than would be the case absent


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a prompt sale of the Purchased Assets or if the Debtor were liquidated.

                  d. Each Purchaser will provide adequate assurance of future performance on Assumed Executory Contracts.

                  9. The sale of the Purchased Assets outside of a plan of reorganization pursuant to the Consumers-Owens Asset Purchase Agreement does not impermissibly restructure the rights of the Debtor's creditors or impermissibly dictate the terms of a liquidating plan of reorganization for the Debtor.

                  10. The Consumers-Owens Asset Purchase Agreement represents the highest and best offer for the Purchased Assets received following a fair and equitable structured auction process in accordance with the Scheduling Order. The Purchase Price for the Purchased Assets is fair and reasonable, and constitutes reasonably equivalent value under the Bankruptcy Code and applicable state law. Approval of the Consumers-Owens Asset Purchase Agreement and the sale of the Purchased Assets in accordance therewith at this time are in the best interests of the Debtor, its creditors, and its estate.

                  11. The Consumers-Owens Asset Purchase Agreement provides for the sale, transfer, assignment, and delivery to the Purchasers of the Purchased Assets (Owens' interest being limited to the OI Assets) as set forth in Section
2.01 of the Consumers-Owens Asset Purchase Agreement and the assumption of the Assumed Liabilities by the Purchasers (Owens' obligations being limited to the assumption of the OI Assumed Liabilities) as set forth in Section 2.03 of the Consumers-Owens Asset Purchase Agreement.


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                  12. Based on the testimony and other statements in the record at the Hearing, there is (a) an agreement between the Debtor, the Committee and The Travelers Indemnity Company and its affiliates including The Aetna Casualty and Surety Company ("Travelers/Aetna") evidenced by that certain letter between the parties dated December 18, 1996, (the "Travelers/Aetna Agreement") whereby Travelers/Aetna will provide valuable cash consideration to the estate and make other accommodations to facilitate the sale in exchange for the assumption of various insurance-related liabilities owed to Travelers/Aetna; and (b) a supplemental agreement with Vitro to provide $8.4 million in cash to the estate (the agreement to pay said $8.4 million is reflected in paragraph 9.A of the agreement between Vitro and Consumers, on behalf of itself and New Anchor) and to pay a $1.1 million IRS penalty claim against Anchor upon the conditions specified in the aforesaid paragraph 9.A (the "Supplemental Vitro Agreement").

                  13. In accordance with Section 2.06 of the Consumers-Owens Asset Purchase Agreement, 1,876,000 shares of New Anchor 10% preferred stock and 490,000 shares of New Anchor common stock are to be issued (the "New Anchor Securities"). The Debtor contemplates distributing the New Anchor Securities and cash under a liquidating plan of reorganization in exchange for and in compromise of the claims of the Debtor's creditors.

                  14. The Debtor may sell the Purchased Assets free and clear of all Liens, claims, interests, and encumbrances (other than Permitted Liens); (provided, that a portion of the


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Purchase Price shall be paid to the Senior Lenders (as defined below), as provided in decretal paragraph 6 below) because, as required by section 363(f) of the Bankruptcy Code, the Purchase Price to be paid for the Purchased Assets exceeds the aggregate amount of all Liens on the Purchased Assets, with such Liens (other than Permitted Liens) attaching to the proceeds of the sale of the Purchased Assets consistent with the requirements of section 363(e) of the Bankruptcy Code. As a condition to the sale of the Purchased Assets, the Purchasers require that (i) the Purchased Assets be sold free and clear of all Liens, claims, interests, and encumbrances except for Permitted Liens and the Assumed Liabilities and (ii) the Purchasers, individually or collectively, have no liability for any of the Excluded Liabilities. The Purchasers would not enter into the Consumers-Owens Asset Purchase Agreement and consummate the sale, thus adversely affecting the Debtor's estate and its reorganization efforts, if the sale to the Purchasers were not free and clear of all Liens, claims, interests and encumbrances of the Debtor, other than Permitted Liens and Assumed Liabilities, or if the Purchasers were or would be liable for any of the Excluded Liabilities.

                  15. Unless otherwise agreed in writing by the non-Debtor party to an Executory Contract, and each Purchaser, that Purchaser which is the assignee specified on the First List of Contracts (as defined below) with respect to each Executory Contract shall be the sole entity to whom such Executory Contract has been assigned pursuant to section 365(f) of the Bankruptcy


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Code and the other Purchaser shall not have any liability in respect of any such
Executory Contract for which it is not the specified assignee.

                  16. The amounts (the "Cure Amounts") reflected on the "First Consolidated List of Contracts and Leases to be Assigned to Consumers or Owens" submitted to the Court at the Hearing (the "First List of Contracts"), constitute the sole amounts necessary under sections 365(b)(1)(A) and (B) and 365(f)(2)(A) of the Bankruptcy Code, to (i) cure all defaults, if any, under the Executory Contracts and (ii) pay all actual or pecuniary losses that have resulted from such defaults. As to those parties to Executory Contracts who have not yet reached agreement with the Debtor on their Cure Amounts, this Court shall schedule an appropriate hearing date on request of such parties and the Debtor to determine their Cure Amounts. Accordingly, the Debtor has satisfied the requirements of sections 365(b)(1)(A) and (B) and section 365(f)(2)(A) of the Bankruptcy Code.

                  17. Each Purchaser, as applicable, has provided adequate assurance of its future performance under the Executory Contracts being assigned to it within the meaning of sections 365(b)(1)(C) and (f)(2)(B) of the Bankruptcy Code.

                  18. The assumption and assignment of the Executory Contracts is integral to the Consumers-Owens Asset Purchase Agreement and is in the best interests of the Debtor, its creditors and its estate and represents the exercise of the Debtor's prudent business judgment.


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                  19. The Consumers-Owens Asset Purchase Agreement was
negotiated, proposed and entered into by the parties in good faith, from arm's length bargaining positions and without collusion. Neither Consumers nor Owens is an "insider" or "affiliate" of the Debtor (as each such term is defined in the Bankruptcy Code). None of the Debtor, Consumers or Owens has engaged in any conduct that would prevent the application of section 363(m) of the Bankruptcy Code or cause the application of section 363(n) of the Bankruptcy Code to these transactions. Consequently, each of Consumers and Owens, individually and collectively, is a good faith purchaser under section 363(m) of the Bankruptcy Code and, as such, is entitled to the protections afforded thereby.

                  20. In the absence of a stay pending appeal, if any, each of Consumers and Owens will be acting in good faith within the meaning of section 363(m) of the Bankruptcy Code in closing the transactions contemplated by the Consumers-Owens Asset Purchase Agreement, including assumption and assignment of the Executory Contracts, at any time after the entry of this Order.

                  21. Effective as of the Closing Date, the transfer of the Purchased Assets and the assignment of the Executory Contracts (a) are or will be legal, valid and effective transfers of property of the Debtor's estate to each Purchaser, as expressly set forth in the Consumers-Owens Asset Purchase Agreement, (b) are or will be valid assumptions and assignments of each Executory Contract to the applicable Purchaser, and (c)


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vest or will vest each Purchaser with all right, title, and interest of the
Debtor in and to the Purchased Assets being purchased by such Purchaser and in and to the Executory Contracts being assumed by the Debtor and assigned by such Purchaser free and clear of all interests, including all Liens, claims, and encumbrances (except for Assumed Liabilities and Permitted Liens being assumed by each Purchaser, as expressly provided in the Consumers-Owens Asset Purchase Agreement, the assumption of which liabilities shall be valid and binding), under sections 363(f) and 105 of the Bankruptcy Code.

                  22. The transfer of the Purchased Assets and the assignment of the Executory Contracts do not and will not subject the Purchasers to any liability for claims against the Debtor (other than those expressly assumed as Assumed Liabilities) by reason of such transfer under the laws of the United States, any state, territory or possession thereof or the District of Columbia applicable to such transactions.

                  23. All of the provisions of this Order are nonseverable and mutually dependent.

                  NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED
THIS:

                  1. The Motion be, and it hereby is, granted.

                  2. All objections to the Motion or the relief requested therein that have not been withdrawn, waived, or settled, including all reservations of rights included therein which are not otherwise provided for by this Order are overruled on the merits.


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                  3. The terms and conditions of the Consumers-Owens Asset
Purchase Agreement are hereby approved, the sale of the Purchased Assets to Consumers and Owens pursuant to the Consumers-Owens Asset Purchase Agreement is hereby authorized under section 363(b) of the Bankruptcy Code, and the assumption of the Assumed Liabilities by Consumers and Owens is hereby approved.

                  4. By the issuance of this Order, the Debtor is authorized and directed to execute and deliver, and empowered to fully perform under, consummate and implement, the Consumers-Owens Asset Purchase Agreement, together with all additional instruments and documents that may be reasonably necessary or desirable to implement that Agreement, and to take all further actions as may be reasonably requested by the Purchasers, or either of them, for the purpose of assigning, transferring, granting, conveying and conferring to each Purchaser, as applicable, or reducing to possession, any or all of the Purchased Assets, or as may be necessary or appropriate to the performance of the obligations of the Debtor under the Consumers-Owens Asset Purchase Agreement.

                  5. Pursuant to sections 105(a), 363(b) and 363(f)(3) of the Bankruptcy Code, on the Closing Date, the Purchased Assets shall be transferred to each Purchaser, in accordance with the Consumers-Owens Asset Purchase Agreement and, except as specified in such Agreement, shall be free and clear of all Liens, including, but not limited to, any restriction on the use, transfer, receipt of income or other exercise of any


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attributes of ownership of the Purchased Assets and all debts arising in any way in connection with any acts of the Debtor, claims (as that term is defined in the Bankruptcy Code), obligations, demands, guaranties, options, rights, contractual commitments, restrictions, interests and matters of any kind and nature, whether arising prior to or subsequent to the commencement of these cases, whether arising in connection with the transactions authorized by this Order, and whether imposed by agreement, understanding, law, equity or otherwise (the foregoing collectively referred to as "Claims" herein), with all such Liens and Claims released, terminated and discharged as to the Purchased Assets and with all such Liens attaching to the proceeds of the sale of the Purchased Assets, in the order of their priority, with the same validity, force and effect which they now have as against the Purchased Assets.

                  6. Upon receipt of the Purchase Price, the Debtor is authorized and directed on the Closing Date to pay a portion of the net proceeds from the sale of the Purchased Assets to Foothill Capital Corporation, as a Lender(3) and as Agent for the Lender Group, and Congress Financial Corporation, as a Lender and as Co-Agent for the Lender Group (collectively, the "Senior Lenders"), in full and final payment of all outstanding loans, advances and other indebtedness, whether arising pre-petition or post-petition, including, without limitation, all interest, fees,

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(3) Capitalized terms used in this paragraph 6 and in paragraphs 7 and 8 of this
    Order which are not otherwise defined, shall have the meanings ascribed to such terms in the Final Financing Order.


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including legal fees and disbursements, costs and expenses, due by the Debtor to the Senior Lenders (collectively, the "Senior Lender Indebtedness") in satisfaction of the first priority liens and security interests held by the Senior Lenders ("Senior Liens") in accordance with the terms and conditions of the Order Pursuant to Section 364(c) of the Bankruptcy Procedure Authorizing Debtor to Obtain Permanent Post-Petition Financing, Granting Senior Liens and Priority Administrative Expense Status, Modifying the Automatic Stay,
Authorizing the Debtor to Enter into Agreements with Foothill Capital Corporation, as Agent and Lender, and Congress Financial Corporation, as
Co-Agent and Lender, and the Granting of Adequate Protection in favor of the Noteholders, dated November 15, 1996 (the "Final Financing Order") and the accompanying Loan Agreement and other Financing Agreements, as amended.

                  7. Upon the full and final payment of all Senior Lender Indebtedness due by the Debtor to the Senior Lenders, each of the Senior Lenders, individually and collectively, in accordance with the terms of the Final Financing Order, shall release and discharge the Debtor, and its officers, directors, agents and employees and its or their respective successors and assigns, from any and all claims, obligations, demands, debts, accounts, liabilities, actions, duties, responsibilities and causes of action, whether known or unknown, present or future that the Senior Lenders may at any time have had or may have against the Debtor and its successors and assigns pursuant to the terms and conditions of the pre-petition and post-petition


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financing arrangements as set forth in the Final Financing Order, the Loan
Agreement and the other Financing Agreements, as amended, between the Debtor and the Senior Lenders, provided, however, in the event any payment made to the Senior Lenders, from or on behalf of the Debtor, is voided, rescinded, set aside, or must otherwise be returned or repaid by the Senior Lenders, the indebtedness to be repaid thereby and the Senior Liens securing such indebtedness shall be reinstated against the proceeds of the sale without any further action by the Senior Lenders in accordance with the terms of the Final Financing Order, and provided further, that with respect to the calculation of the Final Amount of the Senior Lender Indebtedness due and payable on the Closing Date, this release shall not extend to claims of the Senior Lenders arising from accounting errors or underpayments, or preclude the Senior Lenders from making appropriate accounting adjustments or receiving such underpayments, if any. The Senior Lenders further agree to execute and deliver, on the Closing Date at Debtor's sole cost and expense, all documentation reasonably necessary to release the Senior Liens against the Purchased Assets.

                  8. Upon the full and final payment of all Senior Lender Indebtedness due by the Debtor to the Senior Lenders, the Debtor, in accordance with the terms of the Final Financing Order, shall release and discharge each of the Senior Lenders, their officers, directors, agents and employees and any of their respective successors and assigns, from any and all claims, obligations, demands, debts, accounts, liabilities, actions,


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duties, responsibilities and causes of action, whether in law or in equity, known or unknown, present or future that the Debtor at any time had, has or may have against the Senior Lenders and their successors and assigns arising out of or relating to the terms and conditions of the pre-petition and post-petition financing arrangements as set forth in the Final Financing Order, the Loan Agreements and the other Financing Agreements, as amended, provided, however, with respect to the calculation of the final amount of the Senior Lender Indebtedness due and payable on the Closing Date, that this release shall not extend to claims of the Debtor arising from accounting errors or overpayments or preclude the Debtor from making appropriate accounting adjustments or recovering such overpayments, if any.

                  9. Upon the payment in full of all indebtedness owed to the Senior Lenders and upon termination of the Loan Agreement, the Senior Lenders and the Debtor shall be entitled to all releases of claims provided for in the applicable provisions of the Final Financing Order, and such provisions are hereby ratified.

                  10. All amounts to be paid by the Debtor pursuant to the Consumers-Owens Asset Purchase Agreement, including all amounts payable by the Debtor pursuant to the Post-Closing Adjustment obligations as set forth in Sections 2.06 and 2.09 and all amounts payable by the Debtor pursuant to Section 5.03(b) of such Agreement, constitute administrative expenses under sections 503(b) and 507(a)(1) of the Bankruptcy Code and are payable immediately if and when the Debtor's obligations arise under the


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Consumers-Owens Asset Purchase Agreement without further order of the Court, provided, however, that the payment of amounts which are in dispute by the Debtor shall be subject to the further order of the Court.

                  11. Except as to Assumed Liabilities, which include but are not limited to (i) all benefits provided pursuant to (a) the Anchor Glass Container Corporation Nonqualified Additional Credited Service and ERISA Excess Plan, (b) the Diamond-Bathurst Inc. Preferred Compensation Plan and (c) each of the Life Annuity Benefit Agreements dated December 15, 1992 between Anchor and Irma Landesfeind, Gordon Westby and Harry J. Susla, respectively, (ii) Anchor's share of environmental clean-up costs at the Whitehouse Site and the Picketville Site (as such terms are defined in the objection filed by the City of Jacksonville, the Jacksonville Electric Authority and the Duval County School Board) and (iii) Anchor's share of the clean-up costs and other related environmental liabilities at the OII Site (as such term is defined in the objection filed by The Operating Industries, Inc. Steering Committee), and Permitted Liens under the Consumers-Owens Asset Purchase Agreement, all persons and entities holding Liens or Claims of any kind and nature with respect to the Purchased Assets are hereby barred and enjoined from asserting such Liens and Claims of any kind and nature against the Purchasers, or either of them, their respective successors or assigns, or the Purchased Assets.

                  12. If and to the extent Riley Manufacturing Co.


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("Riley") establishes an ownership interest or other proprietary rights in certain of the Purchased Assets as set forth in the First Amended Verified Complaint for Injunctive Relief and Damages pending in the United States District Court for the District of Kansas, Case No. 96-2-309-KHV (the "Kansas Litigation"), then the appropriate Purchaser shall cooperate with the return to Riley of such Assets and shall be subject to any orders protecting such proprietary rights, and the Debtor and Purchasers shall preserve all applicable rights and claims against each other under the Consumers-Owens Asset Purchase Agreement. The status of Riley's rights to establish its asserted claims, property rights and interests as set forth in the Kansas Litigation is preserved, subject to the automatic stay.

                  13. Notwithstanding the foregoing, a hearing will be held prior to the Closing Date to establish ownership of the equipment and inventory (the "Equipment") listed on Exhibit A annexed to Emhart Glass Manufacturing Company (US), Inc. and Emhart Powers, Powers Manufacturing Division's ("Emhart") objection to the Sale Motion. If and to the extent Emhart establishes that the Equipment is owned by Emhart, the Equipment will be promptly turned over to Emhart prior to the Closing Date.

                  14. The sale of the Purchased Assets shall be without prejudice to the rights of Cap Gemini America, Inc. ("Cap Gemini") to establish a basis for its asserted claims, property rights and interests as such claims are asserted in the lawsuit


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currently pending against the Debtor in the Supreme Court of New York, Index No.
112443-96.

                  15. Nothing in this Order shall be construed to affect in any way the respective rights, titles and interests of Bacardi International Limited and its affiliates ("Bacardi") in and to the molds used by and/or in the possession or control of the Debtor as set forth in the Strategic Supply Agreement between the Debtor and Bacardi provided that Bacardi shall continue to pay the applicable Purchaser for the molds in accordance with the Strategic Supply Agreement between Bacardi and Anchor.

                  16. The Debtor is hereby authorized and directed in accordance with section 365 of the Bankruptcy Code to (a) assume and assign to the applicable Purchaser each of the Executory Contracts set forth on the First List of Contracts, pursuant to the provisions of section 365 of the Bankruptcy Code, in each case free and clear of all Liens and Claims (other than Assumed Liabilities and Permitted Liens), and (b) execute and deliver to the applicable Purchaser such documents or other instruments as may be necessary to assign and transfer the Executory Contracts on the First List of Contracts to be assumed and assigned to the applicable Purchaser pursuant to the Consumers-Owens Asset Purchase Agreement.

                  17. The Debtor is hereby authorized and empowered to pay all Cure Amounts due on the Executory Contracts as set forth on the First List of Contracts, or as may otherwise be agreed between the Debtor and the non-Debtor party to the Executory Contract or as may be ordered by the Bankruptcy Court,


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by paying or reserving for payment all such Cure Amounts from the proceeds of sale or other available cash of the Debtor as soon as practicable after the Closing Date.

                  18. Subject to paragraph 17 above, other than the Cure Amount relating to each Executory Contract as set forth in the First List of Contracts, and except for such post-petition, pre-Closing Date Cure Amounts as may be payable by the Debtor to the parties enumerated in paragraph 18 hereof, there are no other amounts due on the Executory Contracts listed on the First List of Contracts, required to be paid under sections 365(b)(1)(A) and (B) and 365(f)(2) of the Bankruptcy Code other than post-petition, pre-Closing Date amounts payable in the ordinary course, which shall be paid when due by the Debtor.

                  19. Notwithstanding anything to the contrary herein, the Cure Amount to be paid by the Debtor relating to the Executory Contract between the Debtor and each of (i)(a) the Hayward Landlord, (b) Clifford Jones, and (c) DMI Distribution, Inc., et al. shall also include all liquidated amounts necessary to cure undisputed, post-petition defaults, if any, which occur after the Hearing but prior to the Closing Date, and (ii) to (a) NationsBank and (b) Heller Financial shall also include those reasonable post-petition, pre-Closing Date attorneys' fees and expenses incurred by them in connection with enforcing such entities' leases with the Debtor and which are expressly permitted by the provisions of that certain Master Lease Agreement dated as of October 11, 1990 between the Debtor and Sun Financial Group, Inc.

                  20. Each Executory Contract shall, upon assignment to the applicable Purchaser, be deemed to be valid and binding on the Purchaser to whom such Executory Contract is assigned and in full force and effect and enforceable in accordance with its terms, and following such assignment, except for payment of the Cure Amounts and other amounts referred to in paragraphs 16-18 hereof, the Debtor shall be relieved pursuant to section 365(k) of the Bankruptcy Code, from any further liability with respect to any breach of the Executory Contracts after such assignment.

                  21. Each non-Debtor party to an Executory Contract which was served with an Assumption Notice is hereby barred and enjoined from asserting against the Debtor, or the Debtor's estate (a) any default existing as of the date of the Hearing if such default was not raised or asserted in a timely manner prior to the entry of this Order or (b) any objection to the assumption and assignment of such non-Debtor party's Executory Contract or the Cure Amount, as the latter may have been amended, of which the non-Debtor party was given notice prior to the Hearing. The assignment of each Executory Contract to the applicable Purchaser will not cause a default or otherwise allow the non-Debtor party thereto to terminate or adversely affect such Purchaser's rights thereunder. In no event shall Purchasers be liable for any Cure Amounts or pre-Closing Date liabilities arising from or related to the Executory Contracts with the exception of any Assumed Liabilities.

                  22. Each Purchaser may, subsequent to the Hearing, but no later than 10 days following the signing of the Consumers-Owens Asset Purchase Agreement, identify additional executory contracts and unexpired leases ("Additional Executory contracts") to be assumed and assigned to such Purchaser in connection with the sale as of the Closing Date, and the Debtor shall then provide notice to the non-Debtor party to the Additional Executory Contract of the intended assumption and assignment (the term "Assumption Notice" to be applicable to such notice). Each such non-Debtor party shall have five (5) days to object to the assumption and assignment and to the Cure Amount identified in the Assumption Notice, and must state in its objection with specificity what the proper Cure Amount should be and provide sufficient documentation in support thereof. In the event a non-Debtor party to an Additional Executory Contract asserts or raises an objection to the assumption and assignment of such party's Executory Contract and/or to the Cure Amount which is not resolved by the parties, a hearing will be scheduled before the Court at a date and time to be established. If no timely objection is received by the Court, the Debtor and each Purchaser, the Cure Amount shall be determined to be the amount listed in the notice, and the Court may enter an order without a hearing approving the assumption and assignment of the Additional Executory Contract and the related Cure Amount. The assignment of each such Additional Executory Contract to the applicable Purchaser will not cause a default or otherwise allow the non-

Debtor party thereto to terminate or adversely affect such Purchaser's rights thereunder.

                  23. Each non-Debtor party to an executory contract or unexpired lease which has been served no later than five (5) business days prior to the Closing Date by hand or facsimile transmission with a written notice withdrawing a previous Assumption Notice (a "Notice of Withdrawal") which does not file with the Court and serve on the Debtor and the Purchasers by hand or facsimile transmission within two (2) business days after receipt of such Notice of Withdrawal an objection stating with specificity its opposition to the Notice of Withdrawal, shall be barred and enjoined from asserting any such objection. In the event a non-Debtor party timely asserts such an objection, which is not resolved by the parties, a hearing will be scheduled before the Court at a date and time to be established. Neither the Debtor nor the Purchasers shall have any liability to any party resulting from the filing and service of such a Notice of Withdrawal or the non-assumption of any executory contract; provided, however, that the foregoing shall not limit or restrict the Debtor's estate from liability for any claim for damages asserted under the Bankruptcy Code due to rejection of any executory contract in the amount of such claim as may be ultimately allowed by the Court.

                  24. In the event the Debtor serves Sun Financial Group, Inc. ("Sun Financial") with a Notice of Withdrawal indicating that the Debtor does not seek to assume and assign to the Purchasers one or more of the Lease Orders executed by the

Debtor and Sun Financial related to that certain Master Lease Agreement dated as of October 11, 1990, Sun Financial shall have three (3) business days after receipt of such Notice of Withdrawal to file with the Court and serve on the Debtor and the Purchasers an objection stating with specificity its objection to the Debtor's assumption and assignment to Purchasers of less than all of the Lease Orders. In the event Sun Financial timely asserts such an objection, which is not resolved by the parties, a hearing will be scheduled before the Court at a date and time to be established. A copy of such Notice of Withdrawal shall also be served by hand or facsimile upon Sun Financial's counsel of record in these proceedings.

                  25. Except for (i) the Rocky Mountain Bottle Company Partnership Agreement, (ii) the Supply Agreement effective as of January 1, 1995 between Coors Brewing Company ("Coors") and Anchor, (iii) the Technology License Agreement dated June 30, 1995 between Coors, Anchor and Rocky Mountain Bottle Company ("RMBC") and (iv) the Second Amendment to the TALA (as defined below), the Executory Contracts to be assigned to Consumers or Owens, as applicable, under the Consumers-Owens Asset Purchase Agreement are assignable, under section 365 of the Bankruptcy Code, notwithstanding any provisions contained in any Executory Contract to the contrary. All necessary consents, including those of Coors, have been obtained with respect to the Executory Contracts described in clauses (i) through (iv) of this paragraph.

                  26. On the Closing Date, the Collateral Agent for the Debtor's senior secured notes is authorized and directed to execute such documents and take all other actions as may be reasonably necessary to release Liens or Claims against the Purchased Assets and shall be promptly paid or reimbursed without further order of the Court by the Debtor.

                  27. Except for the holders of Permitted Liens and Assumed Liabilities (Owens' obligations being limited to the OI Assumed Liabilities and Permitted Liens, if any, against the OI Assets), all persons holding Claims and Liens of any kind as against the Debtor or its property, including all Executory Contracts and Additional Executory Contracts, are hereby restrained from asserting such Claims and Liens against Purchasers or the Purchased Assets.

                  28. This Order (a) is and shall be effective as a determination that, on the Closing Date, all Liens which are not Permitted Liens (the "non-Assumed Liens") and Claims existing as to the Purchased Assets prior to the Closing have been and hereby are unconditionally released, discharged and terminated as to the Purchased Assets, and that the conveyance described in this Order has been effected, (b) is and shall be effective to cause all such non-Assumed Liens to attach to and be perfected in the proceeds of the sale of the Purchased Assets, in the order of their priority, with the same validity, force and effect which they now have as against the Purchased Assets, without the need to file any financing statements or other evidence of perfection, and
(c) is and shall be binding upon and govern the acts of all entities including without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state, and local officials, and all other persons and entities who may be required by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record or release any documents or instruments, or who may be required to report or insure any title or state of title in or to any of the Purchased Assets. Each and every federal, state, and local governmental agency or department hereby is directed to accept for filing or recording this Order and any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Consumers-Owens Asset Purchase Agreement.

                  29. To the extent that the ad valorem tax liens of Navarro County, Navarro Central Taxing Authority and the Corsicana Independent School District (the "Texas Taxing Authorities") which attached to the Debtor's property on January 1, 1996 are valid and enforceable and/or represent administrative expense claims against the Debtor's estate and the Closing Date occurs after January 31, 1997, the Debtor shall pay such portion of the taxes owing for the 1996 calendar year on or before January 31, 1997. To the extent the Closing Date occurs prior to January 31, 1997, the Debtor and the Purchasers shall pay such ad valorem tax claims of the Texas Taxing Authorities in accordance with Article 8 of the Consumers-Owens Asset Purchase Agreement.

                  30. Nothing in this Order shall impair the rights of the Texas Taxing Authorities with regard to the ad valorem tax liens arising (i) on the Debtor's property prior to the Closing Date, and (ii) on the Purchased Assets on and after the Closing Date, within the respective taxing jurisdictions of each of the Texas Taxing Authorities.

                  31. If any person or entity that has filed financing statements, mortgages, deeds of trust, or other documents or agreements evidencing non-Assumed Liens or Claims on or interests in the Purchased Assets shall not have delivered to the Debtor prior to the Closing Date, in proper form for filing or recording and executed by the appropriate parties, termination statements, instruments of satisfaction or releases of all Liens or other interests which the person or entity has with respect to the Purchased Assets, the Debtor is hereby authorized and directed to execute and file such statements, instruments, releases and other documents on behalf of the person or entity with respect to the Purchased Assets.

                  32. All entities who are presently, or on the Closing Date may be, in possession of some of the Purchased Assets are hereby directed to surrender possession of said Purchased Assets to either Purchaser on the Closing Date; provided, however, that Hartness International need not release and deliver the equipment which is the subject of the parties' contract until Hartness receives confirmation that the Cure

Amount has been paid or that arrangements have been made for such amount to be paid.

                  33. As of the Closing Date (a) the Executory Contracts and Additional Executory Contracts shall be assigned to the Purchasers, notwithstanding any restriction on the assignment of such Executory Contracts contained therein pursuant to section 365(f)(3) of the Bankruptcy Code, and (b) all agreements (other than the Executory Contracts and Additional Executory Contracts) and all orders of this Court entered prior to the date hereof shall be deemed amended or modified solely to the extent required to permit the consummation of the transactions contemplated by the Consumers-Owens Asset Purchase Agreement.

                  34. Except as to Assumed Liabilities and Permitted Liens or as otherwise expressly provided in the Consumers-Owens Asset Purchase Agreement or related instruments or as otherwise provided in this Order (Owens' obligations in any event being limited to the OI Assigned Liabilities), the Purchasers, individually or collectively, shall not have any liability or responsibility whatsoever for any liability or other obligation of the Debtor other than for payment of the Purchase Price, as set forth in Section 2.06 of the Consumers-Owens Asset Purchase Agreement.

                  35. The Debtor will have taken steps necessary to protect and preserve the record with respect to claims asserted by the reclamation claimants by preserving inventory lists of the Purchased Assets purportedly subject to the claims of such reclamation creditors, prior to the transfer of the Purchased Assets.

                  36. The Debtor will reserve sufficient funds from the proceeds of the sale to pay in full all valid reclamation claims and all valid bailment claims, if any, in respect of the Purchased Assets, as administrative expenses of the Debtor's estate pursuant to sections 503(b), 507(a)(1) and 546(c)(2) of the Bankruptcy Code. The holder of reclamation claims shall have no rights in any of the Purchased Assets or against the Purchasers.

                  37. Effective on and after the Closing Date, all persons and entities holding Liens or Claims of any kind and nature which constitute Assumed Liabilities, Permitted Liens, or post-Closing Date obligations under Executory Contracts, are hereby barred and enjoined from asserting such Liens and Claims against the Debtor.

                  38. This Court retains jurisdiction (i) to enforce and implement the terms and provisions of the Consumers-Owens Asset Purchase Agreement, all amendments thereto, any waivers and consents thereunder, and of each of the agreements executed in connection therewith, (ii) to compel delivery of the Purchased Assets to the Purchasers, (iii) to resolve any disputes arising under or related to the Consumers-Owens Asset Purchase Agreement and related agreements, except as otherwise provided therein, (iv) to resolve any disputes arising under or related to the assumption and assignment of Executory Contracts and Cure Amounts, and the assumption and assignment of Additional

Executory Contracts, (v) to enjoin the assertion of any Claims or Liens against the Purchasers or the Purchased Assets which do not constitute Permitted Liens or Assumed Liabilities in accordance with the Consumers-Owens Asset Purchase Agreement, and (vi) to interpret, implement and enforce the provisions of this Order.

                  39. Pursuant to Section 1145 of the Bankruptcy Code, the New Anchor Securities to be issued by Consumers to the Debtor and thereafter distributed by the Debtor to creditors of the Debtor's estate in exchange for and in compromise of such creditors' claims under any reorganization (or liquidation) plan for the Debtor, are exempt from the registration requirements of the Securities Act of 1933, as amended (and the regulations pertaining thereto).

                  40. Nothing contained (i) in any plan of reorganization (or liquidation) confirmed in these cases, (ii) the order of confirmation confirming any plan of reorganization (or liquidation), (iii) any order dismissing these cases or converting them to a Chapter 7 liquidation or (iv) any order appointing an examiner in either of these cases shall conflict with or derogate from the provisions of the Consumers-Owens Asset Purchase Agreement or the terms of this Order.

                  41. In the absence of a stay pending appeal, if any, if the Purchasers elect to close under the Consumers-Owens Asset Purchase Agreement at any time after entry of this Order, then, with respect to the Consumers-Owens Asset Purchase Agreement, including the assumption and assignment of the Executory Contracts and Additional Executory Contracts, each of

Consumers and Owens, as Purchasers in good faith of the Purchased Assets, shall be entitled to the protections of section 363(m) of the Bankruptcy Code if this Order or any authorization contained herein is reversed or modified on appeal.

      42. The terms and provisions of the Consumers-Owens Asset Purchase Agreement, together with the terms and provisions of this Order, shall be binding in all respects upon, and shall inure to the benefit of, the Debtor and its estate, Consumers, Owens, and their respective affiliates, successors and assigns, notwithstanding any subsequent appointment of an examiner or any trustee for the Debtor under any chapter of the Bankruptcy Code, as to which examiner or trustee such terms and provisions likewise shall be binding in all respects.

                  43. The terms and provisions of this Order shall be binding upon the Debtor, its estate, and its creditors, Consumers, Owens, and their respective affiliates, successors and assigns, and any affected third parties including but not limited to (a) each non-Debtor party to an Executory Contract or an Additional Executory Contract, which party shall be bound to the assumption and assignment of such party's Executory Contract or Additional Executory Contract to the Purchasers and to continue to perform under the terms and conditions of such Executory Contract or Additional Executory Contract, and
(b) persons asserting a claim against or interest in the Debtor's estate or any of the Purchased Assets to be sold to the Purchasers pursuant to the Consumers-Owens Asset Purchase Agreement.

                  44. The failure specifically to include any particular provisions of the Consumers-Owens Asset Purchase Agreement in this Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Consumers-Owens Asset Purchase Agreement be authorized and approved in its entirety.

                  45. The Consumers-Owens Asset Purchase Agreement and any related agreements, documents or other instruments may be modified, amended or supplemented by the parties thereto in accordance with the terms thereof without further order of the Court, provided that any such modification, amendment or supplement is not material.

                  46. The transfer of the OI Assets to Owens and the balance of the Purchased Assets to Consumers, and the making, execution, delivery or recordation of any deed, termination or modification of any lease or other instrument of transfer, or assignment executed in connection with any of the transactions contemplated in connection with the Consumers-Owens Asset Purchase Agreement or to its schedules is not subject to taxation under any state or local law imposing a stamp, transfer or other similar tax in accordance with section 1146(c) and section 105 of the Bankruptcy Code.

                  47. Effective as of the Closing Date, and conditioned upon the occurrence of the Closing, the Debtor shall be deemed to have rejected, pursuant to section 365(a) of the Bankruptcy Code, all its right, title and interest in, to and under the Technical Assistance and License Agreement, dated as of

August 9, 1989, as heretofore amended, supplemented or otherwise modified (the "TALA"), between Owens-Illinois Glass Container Inc. and C. Holdings Corp. If the Closing Date shall not occur for any reason, the TALA shall be unaffected by this Order. Owens shall be entitled to assert (i) a pre-petition, general unsecured claim for fees and expenses in connection with unpaid technical advisory services pursuant to paragraphs 2 or 3 of the TALA or royalty payments and other amounts payable pursuant to paragraph 6 of the TALA ("TALA Obligations") relating to technical advisory services provided or sales of Licensed Products prior to the Petition Date, and (ii) an administrative expense claim pursuant to section 503 (b)(1) of the Bankruptcy Code for unpaid TALA Obligations relating to technical advisory services provided or sales of Licensed Products on or after the Petition Date. Except as expressly set forth in the immediately preceding sentence, Owens shall not assert any claim against the Debtor on account of the rejection of the TALA. The Court retains jurisdiction to resolve any dispute between or among Owens, the Debtor and the Creditors' Committee as to the amount of the claims described in this paragraph.

                  48. Notwithstanding paragraph 47 above, Debtor's right, title and interest in, to and under the Second Amendment To Technical Assistance and License Agreement, effective June 30, 1995, among Debtor, Owens, C. Holdings and Coors (the "Second Amendment to the TALA") shall continue in full force and effect and shall be, effective as of the Closing Date and, conditioned upon the occurrence of the Closing, assumed and assigned to Owens pursuant to section 365 of the Bankruptcy Code.

                  49. The Travelers/Aetna Agreement and the Supplemental Vitro Agreement are binding upon the parties thereto, but only in accordance with the terms and upon the conditions thereof.

                  50. As provided by Bankruptcy Rule 7062, this Order shall be effective and enforceable immediately upon entry.

                  51. The Debtor, Consumers or Owens, and any agent or representative of any of them, are each hereby authorized and empowered to serve upon all filing and recording officers a notice when filing or recording any instruments of transfer (including, without limitation, deeds, leases, and assignments, modifications and terminations of leases) in accordance with this Order and the Consumers-Owens Asset Purchase Agreement to evidence and implement this paragraph of the Order. All filing and recording officers are hereby directed to accept, file and record all instruments of transfer including, without limitation, deeds, leases, and assignments, modifications and terminations of leases to be filed and recorded pursuant to and in accordance with this Order or the Consumers-Owens Asset Purchase Agreement and the various documents related thereto, without the payment of any such taxes. The Court retains jurisdiction to enforce this direction.

Dated: Wilmington, Delaware
       Dec. 20, 1996


                                    /s/ Peter J. Walsh
                                    -------------------------------
                                    UNITED STATES BANKRUPTCY JUDGE